GLOBE LIFE INC.
Insider Trading Policy

Introduction

The Board of Directors of Globe Life Inc. ( “Globe Life”) has adopted this Insider Trading Policy (this “Policy”) to promote compliance with applicable securities laws and to provide directors, officers, employees and contractors of Globe Life and its subsidiaries (collectively, the “Company”) with procedures and guidelines with respect to: (i) trading in securities of Globe Life (“Globe Life Securities”); (ii) providing Material Nonpublic Information (defined below) to other persons who may trade on the basis of that information; and (iii) trading in securities of other public companies. Individuals who trade on Material Nonpublic Information (or tip Material Nonpublic Information to others who trade) may be liable for civil and criminal penalties, in addition to legal and disciplinary action from the Company, including dismissal for cause.

This Policy shall be administered by the Globe Life Legal Department. If you have any questions regarding this Policy please contact the Legal Department.

Persons Subject to the Policy

The Policy applies to the following persons (“Covered Persons”):
•All directors, officers, employees and contractors of the Company; and
•Such person’s Covered Family Members (defined below).

You are responsible for the transactions of your Covered Family Members. Therefore, you should make them aware that they need to confer with you before they trade in Globe Life Securities.
Defined Terms

Covered Family Members: Family members of a person, including a spouse, who reside with such person, anyone else who lives in such person’s household, and any family members who do not live in such person’s household but whose transactions in Globe Life Securities are directed by such person or are subject to such person’s influence or control.

Restricted Persons: Members of the Board of Directors, officers of the Company subject to Section 16 of the Securities Exchange Act of 1934, other officers subject to the Company’s stock ownership guidelines, and Covered Family Members of such persons.

Material Nonpublic Information: Material Nonpublic Information generally means information that a reasonable investor would consider important in making a decision to purchase, hold, or sell securities that has not been widely disseminated to the marketplace (e.g., by press release, webcast conference or a filing with the Securities and Exchange Commission (“SEC”)). Any information that could reasonably be expected to affect the price of Globe Life Securities, whether it is positive or negative, should be considered material. The following are examples of the types of information that are particularly sensitive and would ordinarily be regarded as material:

▪Financial results, information, and performance;
▪Projections of future earnings or losses or other earnings guidance;
▪Changes in previously released earnings guidance;
▪Major strategic transactions, including joint ventures, mergers, acquisitions, or dispositions;
▪Corporate finance and capital-structure related activities, including offerings, significant borrowings, or liquidity problems;
▪Changes in frequency or amount of dividends;
▪Changes in debt ratings or analyst upgrades or downgrades of the Company or one of its securities;
▪Significant changes in sales volumes, market share, products, product pricing, or strategic plans;
▪Pending or threatened significant litigation or the resolution thereof;
▪Significant governmental or regulatory inquiries or investigations;
▪Significant accounting issues, such as changes in accounting policies, asset write-downs, change in auditors, or notification that the auditor’s report may no longer be relied upon;
▪A major cybersecurity breach; and
▪Changes in executive management or directors.

If a Covered Person has a question as to whether particular information is material or nonpublic, such Covered Person should not trade on or communicate the information to anyone without the prior written approval of the Legal Department.

Policy on Insider Trading

It is the policy of the Company that, except as otherwise specified in this Policy, no Covered Person who is aware of Material Nonpublic Information relating to the Company may, directly or indirectly:

•engage in any transactions (including gifts) involving Globe Life Securities during any period commencing on the date that the Covered Person first possesses Material Nonpublic Information concerning the Company and ending at the earlier of (a) the beginning of the second market trading day after the public disclosure of that information or (b) such time as that nonpublic information is no longer material; or
•engage in any transactions in another company’s securities while in possession of Material Nonpublic Information concerning that company when that information was obtained in the course of employment with, or the performance of services on behalf of, the Company.

Prohibition on Tipping Information to Others

Covered Persons may not disclose any Material Nonpublic Information concerning the Company with others or recommend to anyone the purchase or sale of Globe Life Securities when in possession of Material Nonpublic Information relating to the Company. A person who passes along or “tips” Material Nonpublic Information to a person (a “Tippee”) who then trades on that information may be subject to the same penalties as the Tippee whether or not such person receives any benefit or profit from the Tippee’s trades.

Other Prohibited Transactions

The Company considers it inappropriate for Covered Persons to engage in speculative transactions in Globe Life Securities or in certain other transactions in Globe Life Securities that may lead to inadvertent violations of insider trading laws or that create the appearance of improper conduct. Accordingly, Covered Persons may not engage in any of the following transactions with respect to Globe Life Securities:

•Short Sales. You may not engage in short sales of Globe Life Securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).
•Standing Orders. Standing orders (other than orders pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1) should be used only for a very brief period of time (not longer than one trading day). A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of Material Nonpublic Information may result in unlawful insider trading.
•Hedging Transactions. Hedging transactions limit or eliminate your ability to profit from an increase in the value of Globe Life Securities. Therefore, you are prohibited from purchasing financial instruments (such as prepaid variable contracts, equity swaps, collars, and exchange funds) or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Globe Life Securities that you hold.
•Pledging. Covered Persons shall not directly or indirectly, pledge, hypothecate, or otherwise encumber shares of Globe Life Securities as collateral for indebtedness. This prohibition includes, but is not limited to, holding Globe Life Securities in a margin account or any other account that could cause the Globe Life Securities to be subject to a margin call or otherwise be used as collateral for a loan. Because the sale of pledged Globe Life Securities may occur at a time when the Covered Person is aware of material non-public information or otherwise not permitted to trade Globe Life Securities, this restriction is intended to avoid any violation of insider trading laws. Additionally, this restriction is designed to protect Globe Life security holders from the risk of a forced sale of Globe Life Securities, which could trigger a drop in price of Globe Life Securities. The Board may, in its discretion, on a case-by-case basis authorize a pledge of Globe Life Securities based on significant financial hardship, but only in extraordinary circumstances.

In addition, from time to time, the Company may determine that other types of transactions by Covered Persons in Globe Life Securities shall be prohibited or shall be permitted only with the prior written consent of Legal Department.

Requests for limited exceptions for the above transactions may be submitted to the Legal Department.

Additional Restrictions Applicable only to Restricted Persons

Trading Windows. Restricted Persons and certain other employees and contractors designated by the Company, and notified by the Company, may only engage in transactions in Globe Life Securities (including gifts) during an open trading window (a “Trading Window”) or pursuant to a Rule 10b5-1 Plan (defined below). The Corporate Secretary will determine the commencement date and length of each Trading Window. However, Trading Windows will generally commence at the beginning of the second market trading day following the public release of quarterly or annual financial results and end at the NYSE market close on the last trading day of each quarter. For purposes of this Policy, a “trading day” is a day on which the New York Stock Exchange conducts trading in securities.

Event-Specific Blackouts. From time to time, the Company may also require that all or certain Restricted Persons and certain other employees and contractors designated by the Company, and notified by the Company, refrain from engaging in transactions in Globe Life Securities for a specified period of time due to Material Nonpublic Information known to the Company and not yet disclosed to the public.

Mandatory Preclearance of Transactions. Restricted Persons may not engage in any transaction involving Globe Life Securities (including a stock plan transaction) at any time without first obtaining pre-clearance of the transaction in accordance with the pre-clearance procedures set forth below. Requests for pre-clearance by Restricted Persons (including requests on behalf of their respective Covered Family Members) must be made to the Legal Department and should be submitted at least twenty-four (24) hours in advance of the proposed transaction. When a request for pre-clearance is made, the requesting party should summarize the details of the proposed transaction and confirm in the request that he or she (i) has reviewed this Policy, and (ii) is not aware of any Material Nonpublic Information concerning the Company.

The Legal Department is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If the Legal Department grants pre-clearance, the requesting person may make the trade at any time within, but not after, five market trading days of receipt of pre-clearance. If the requesting person becomes aware of Material Nonpublic Information concerning the Company before the trade is executed, the pre-clearance shall be void and the trade must not be completed. If the person seeking pre-clearance is denied, then he or she should refrain from initiating any transaction in Globe Life Securities and should not inform any other person of the denial.

Certain Transactions Not Subject to Trading Restrictions

Restricted Stock Awards / Restricted Stock Units. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. This Policy does apply, however, to any market sale of shares resulting from the vesting of restricted stock or restricted stock units.

Stock Option Exercises. This Policy does not apply to the exercise of employee stock options awarded under the Company’s incentive plans. However, this Policy does apply to (i) any sale of shares subject to an employee stock option as part of an exercise of an option and (ii) any sale of shares to cover the taxes related to the exercise of such option.

Direct Stock Purchase and Dividend Reinvestment Plan. This Policy does not apply to purchases of Globe Life Securities resulting from (i) your reinvestment of dividends or distributions paid on Globe Life Securities, or (ii) regular automatic debit transactions under any Company or broker-sponsored dividend or distribution reinvestment plan (“DRIP”). This Policy does apply, however, to voluntary purchases of Globe Life Securities resulting from additional contributions you choose to make to any such DRIP, and to your election to participate in the DRIP or to increase or decrease your level of participation in the DRIP. This Policy also applies to your sale of any Globe Life Securities purchased pursuant to the DRIP.

Sales under Rule 10b5-1 Plan. Covered Persons may sell (or purchase) Globe Life Securities under certain pre-planned trading programs (i.e., Rule 10b5-1 Plans) that (i) are entered into at a time when not in possession of Material Nonpublic Information concerning the Company,
(ii) comply with SEC Rule 10b5-1, or any successor rule, (iii) meet the requirements of the Company’s Rule 10b5-1 Plan Guidelines (attached hereto as Exhibit A), and (iv) have been approved in advance, in writing, by the Legal Department. Restricted Persons may only enter into Rule 10b5- 1 Plans during a Trading Window.

Post-Termination Transactions

This Policy continues to apply to your transactions in Globe Life Securities even after you have terminated employment or service for so long as you are in possession of Material Nonpublic Information.

Personal Responsibility for Compliance with this Policy

Covered Persons have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Globe Life Securities while in possession of Material Nonpublic Information. Each individual is responsible for making sure that he or she complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company, the Legal Department or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable federal and state securities laws. This Policy is only designed to reduce the risk that such violation will be found to have occurred.

Policy Interpretations

The Legal Department is responsible for interpreting and updating this Policy as required. The Legal Department may authorize deviations in the procedures set forth in this Policy, provided that those deviations are consistent with the general purpose of this Policy and applicable securities laws. Any such deviations must be confirmed in writing by the Legal Department. Any material amendment to the terms of this Policy must be approved by Board of Directors.

EXHIBIT A

RULE 10B5-1 PLAN GUIDELINES

Summary

Under Rule 10b5-1, an individual has an affirmative defense against an allegation of insider trading if he or she demonstrates that the purchase, sale or trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before he or she became aware of Material Nonpublic Information. Such contracts, irrevocable instructions and plans are commonly referred to as Rule 10b5-1 Plans.

The Company encourages Covered Persons to consider implementing 10b5-1 Plans should they intend to sell securities of the Company. Rule 10b5-1 Plans have the obvious advantage of protecting against insider trading liability. However, Rule 10b5-1 Plans require advance commitments regarding the amounts, prices and timing of purchases or sales of Globe Life Securities and thus do limit flexibility and discretion. Accordingly, while some individuals may find Rule 10b5-1 Plans attractive, they may not be suitable for all Covered Persons.

Rule 10b5-1 Plan Requirements

A 10b5-1 plan (“Plan”) is specific to each individual. However, the Company has established specific requirements that must be met to qualify as an approved Rule 10b5-1 Plan. Your Rule
10b5-1 Plan must:

▪Be entered into in good faith at a time when you do not possess Material Nonpublic Information concerning the Company and, in the case of Restricted Persons, during an open Trading Window. Your Rule 10b5-1 Plan may not be entered into as part of a plan or scheme to otherwise trade on the basis of Material Nonpublic Information concerning the Company.
▪Be in writing and preapproved by the Legal Department. The Legal Department must approve your written Rule 10b5-1 Plan before you may enter into it.
▪(For Restricted Persons who are subject to Section 16 of the Securities Exchange Act of 1934 only) Include closed trading windows for the five trading days before and one trading day after the release of quarterly or annual earnings. Because transactions by individuals subject to subject to Section 16 of the Securities Exchange Act of 1934 are reported publicly, this proscription is intended to avoid the disclosure of trades in the immediate run up to and aftermath of the Company’s announcement of quarterly or annual earnings.
▪Prohibit you from exercising any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. You may delegate discretionary authority to your broker, but in no event may you consult with your broker regarding executing transactions, or otherwise disclose information to your broker concerning the Company that might influence the execution of transactions, under your Rule 10b5-1 Plan after it commences.

▪Include a minimum cooling off period. For Restricted Persons, trading under your Rule 10b5-1 Plan may not begin until after the expiration of a cooling off period ending on the later of (1) 90 days after your adoption of Rule 10b5-1 Plan or (2) two business days following the disclosure of the Company’s financial results on Form 10-Q or Form 10-K, as applicable, for the fiscal quarter in which your Rule 10b5-1 Plan was adopted, up to a maximum of 120 days. For all other persons, the Rule 10b5-1 Plan may not begin until after the expiration of a 30-day cooling-off period after your adoption of your Rule 10b5-1 Plan.
▪Include representations at entry. Your 10b5-1 Plan must include representations that, at the time of adoption, (1) you are not aware of Material Nonpublic Information about the Company or any Globe Life Securities and (2) you are adopting the contract, instruction or plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b5-1.

Limit on Overlapping Plans

You may not have more than one Rule 10b5-1 Plan outstanding at the same time, except in limited circumstances pursuant to Rule 10b5-1 and subject in all cases to preapproval by the Legal Department.

Limit on “Single Trade” Plans

Subject to and in accordance with the terms of Rule 10b5-1, you may not have more than one “single trade” 10b5-1 Plan during any 12-month period

Amendment, Suspension or Termination of the Rule 10b5-1 Plan

Amendments, suspensions, and terminations will be viewed in hindsight and could call into question whether the Rule 10b5-1 Plan was entered into in good faith. You may voluntarily amend, suspend or terminate your Rule 10b5-1 Plan, only subject to the following conditions:

▪Restricted Persons may only amend, suspend or terminate your Rule 10b5-1 Plan during a Trading Window.
▪You may not amend, suspend or terminate your Rule 10b5-1 Plan if at the time of the amendment, suspension or termination you possess Material Nonpublic Information concerning the Company.
▪You must sign a certificate in favor of the Company and your broker affirmatively stating that you do not possess Material Nonpublic Information concerning the Company at the time of the amendment, suspension or termination.
▪Your amendment, suspension or termination must include any applicable cooling-off period pursuant to Rule 10b5-1.

Additional Plan Provisions.

Your Rule 10b5-1 Plan must be operated in good faith and otherwise comply with Rule 10b5-1. None of the requirements or plan terms currently contemplated by these guidelines are exhaustive or limiting on the Company. The Company has the right to require the inclusion of additional provisions in your Rule 10b5-1 Plan designed to protect you and/or the Company, whether before or after the plan has been approved by the Legal Department, or to delete or amend existing provisions.

Disclosures

The Company will be required to make certain quarterly disclosures in accordance with Rule
10b5-1 regarding any adoption, modification or termination of a Rule 10b5-1 Plan by a director or Restricted Person. Upon the occurrence of any such adoption, modification or termination, such persons are required to promptly furnish the Legal Department information regarding the date of adoption, termination or modification of the Rule 10b5-1 Plan, the Rule 10b5-1 Plan’s duration, the aggregate number of securities to be sold or purchased under the Rule 10b5-1 Plan and any other information reasonably requested by the Legal Department.